OMB APPROVAL
UNITED STATES						OMB Number:	3235-0101
SECURITIES AND EXCHANGE COMMISSION						Expires: December 31, 2006
Washington, D.C. 20549						Estimated average burden
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FORM 144						SEC USE ONLY
DOCUMENT SEQUENCE NO.
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						FR
CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or
executing a sale directly with a market maker.						63227W203
1(a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.		(c) S.E.C. FILE NO.		WORK LOCATION

INTERPOOL INC..		13-3467669
1(d) ADDRESS OF ISSUER	STREET	CITY		STATE	ZIP CODE	(e) TELEPHONE NO.
						AREA CODE	NUMBER
211 College Road East		Princeton		NJ	08540	609	452-8900
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE	(b) SOCIAL SECURITY NO.	(c) RELATIONSHIP TO	(d) ADDRESS	STREET	CITY	STATE	ZIP CODE
SECURITIES ARE TO BE SOLD	OR IRS IDENT. NO.	ISSUER

Witteveen Raoul J	N/A	10% stockholder	Gravestraat 4 2242 HX Wassenaar P7 The Netherlands

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the			Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Name and Address of Each Broker Through Whom the	Broker-Dealer	or Other Units	Market	or Other Units	Date of Sale	Securities
Securities	Securities are to be Offered or Each Market Maker	File Number	To Be Sold	Value	Outstanding	(See Instr. 3(f))	Exchange
To Be Sold	who is Acquiring the Securities		(See Instr. 3(c))	(See Instr. 3(d))	(See Instr. 3(e))	(MO. DAY YR.)	(See Instr. 3(g))

Common	Auerbach Grayson & Co.		26,000	$627,900[1]	28,498,052	On or after
Stock	25 West 45th Street					January 22,	NYSE
	New York, NY 10036					2007

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the Issuer
2.	(a)	Name of person for whose account the securities are to be sold		(f)	Approximate date on which the securities are to be sold
	(b)	Such person’s Social Security or I.R.S. identification number		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(c)	Such person’s relationship to the Issuer (e.g., officer, director, 10%
stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

_______________________

1 Based on the closing price of $24.15 on January 22, 2007

SEC 1147 (9-93)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of
the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment	Nature of Payment

Common Stock	2000	Shares acquired on the open market	N/A.	26,000	N/A	N/A

INSTRUCTIONS:	1.	If the securities were purchased and full payment therefor was not made in cash at the
		time of purchase, explain in the table or in a note thereto the nature of the consideration
		given. If the consideration consisted of any note or other obligation, or if payment was
		made in installments describe the arrangement and state when the note or other
		obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

January 23,2007	/s/ Raoul J. Witteveen
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (9-93)